UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZUORA, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98983V106

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth Wallach, Esq.

Sunny Cheong, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

September 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLA Zurich GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SL Alpine II Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. Silver Lake Alpine Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 98983V106

1.	Names of Reporting Persons. SLAA II (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 98983V106

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by SLA Zurich Holdings, L.P. (“SLA Zurich Holdings”), SLA Zurich Aggregator, L.P. (“SLA Zurich Aggregator”), SLA Zurich GP, L.L.C. (“SLA Zurich GP”), SL Alpine II Aggregator GP, L.L.C. (“SLA Aggregator”), Silver Lake Alpine Associates II, L.P. (“SLAA”), SLAA II (GP), L.L.C. (“SLAA GP”) and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Zurich Holdings, SLA Zurich Aggregator, SLA Zurich GP, SLA Aggregator, SLAA and SLAA GP “Silver Lake”) and amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 28, 2022 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Zuora, Inc., a Delaware corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

As previously disclosed, on March 2, 2022, the Issuer entered into an Investment Agreement (as amended, the “Investment Agreement”) with an affiliate of SLAA. Pursuant to the Investment Agreement, on March 24, 2022 (the “Closing Date”), SLA Zurich Holdings purchased from the Issuer convertible senior PIK toggle notes due 2029 (each a “Note”, collectively the “Notes”), in an aggregate principal amount of $250,000,000, for an aggregate purchase price of $242,000,000 and agreed to purchase an additional $150,000,000 of Notes in a subsequent closing on or before 18 months of the Closing Date in accordance with the terms of the Investment Agreement. On September 22, 2023, pursuant to the terms of the Investment Agreement, SLA Zurich Holdings purchased the additional $150,000,000 of Notes (the “Additional Notes”) for an aggregate purchase price of $150,000,000.

The funds required for the purchase of the Additional Notes were provided through, as more fully described in Item 6 below, proceeds from a margin loan facility pursuant to the Loan Agreement (as defined below).

Item 5.	Interest in Securities of the Issuer

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 27,500,000 shares of Class A Common Stock of the Issuer, which includes 20,000,000 shares of Class A Common Stock which would be received upon conversion of Notes held by SLA Zurich Holdings and 7,500,000 shares of Class A Common Stock which would be received upon exercise of the Warrants held by SLA Zurich Aggregator, representing in the aggregate approximately 17.2% of the issued and outstanding shares of Class A Common Stock of the Issuer, as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The percentages of beneficial ownership in this Schedule 13D assume (i) the conversion by the Reporting Persons of $400,000,000 in aggregate principal amount of Notes into 20,000,000 shares of Class A Common Stock based on the current Conversion Rate (as defined in Item 6 of the Schedule 13D) and (ii) the exercise of Warrants into 7,500,000 shares of Class A Common Stock, and are based on approximately 132,448,000 shares of Class A Common Stock outstanding as of July 31, 2023, as provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 6, 2023. As further described in Item 6 of the Schedule 13D, pursuant to the Indenture (defined in Item 6 of the Schedule 13D), the Issuer may elect to pay interest on the Notes in kind at a rate of 5.50% per annum, payable quarterly, and as a result, the number of shares of Class A Common Stock into which the Notes may be converted may increase over time.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Additional Notes were issued pursuant to a supplemental indenture, dated as of September 22, 2023, between the Issuer and U.S. Bank Trust Company, National Association (the “First Supplemental Indenture”). The Additional Notes will have the same terms as the initial Notes issued on March 24, 2022 except with respect to the date as of which interest begins to accrue and the first interest payment date and will be governed by the Indenture.

The foregoing description of the First Supplemental Indenture is qualified in its entirety by reference to the First Supplemental Indenture which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

In connection with the purchase of the Additional Notes, SLA Zurich Holdings and the other parties thereto entered into Amendment No. 1 to Investment Agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Margin Loan Facility

SLA Zurich Holdings and certain of its affiliates have entered into a Margin Loan and Security Agreement dated as of March 21, 2022 (as amended from time to time, the “Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase, N.A., as administrative agent (the “Administrative Agent”).

As of September 22, 2023, SLA Zurich Holdings has borrowed an aggregate of $150,000,000 under the Loan Agreement. Pursuant to the Loan Agreement, the obligations of SLA Zurich Holdings and other affiliated borrowers thereunder are secured by, among other assets held by such affiliated borrowers, a pledge of Notes owned by SLA Zurich Holdings. As of September 22, 2023, SLA Zurich Holdings has pledged an aggregate principal amount of $400,000,000 of Notes (the “Pledged Notes”).

The loans under the Loan Agreement mature on or about March 21, 2025, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require SLA Zurich Holdings and the other affiliated borrowers to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Notes and other collateral, in each case, in accordance with the Loan Agreement and related documentation.

The foregoing descriptions of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement which is filed as Exhibit G to this Schedule 13D and incorporated by reference herein.

Non-Employee Director Compensation

Directors affiliated with Silver Lake are entitled to earn director compensation pursuant to the Issuer’s standard director compensation arrangements, which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage. On March 24, 2022, Mr. Joseph Osnoss, a Managing Partner at SLG, was appointed as a member of the Board of the Issuer and was awarded 26,024 restricted stock units, which will vest annually in three equal installments on the anniversary of the grant date, provided that Mr. Osnoss continues as a director through each such date. On June 27, 2023, Mr. Osnoss was awarded 16,218 restricted stock units, which will vest on the earlier of (a) the date of the Issuer’s 2024 annual meeting of stockholders and (b) the date that is one year following the grant date, provided that Mr. Osnoss continues as a director through such date.

The beneficial ownership numbers reported herein do not include any shares of Class A Common Stock and restricted stock units awarded to Mr. Osnoss as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows

E.	Supplemental Indenture, dated as of September 22, 2023, between Zuora, Inc. and U.S. Bank Trust Company, National Association

F	Amendment No. 1 to Investment Agreement, dated as of September 22, 2023, among Zuora, Inc., Silver Lake Alpine II, L.P., SLA Zurich Aggregator, L.P. and SLA Zurich Holdings, L.P.

G.	Loan Agreement, dated March 21, 2022, between SLA Zurich Holdings, L.P. and the other parties thereto

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

SLA Zurich Holdings, L.P.
By:	SLA Zurich GP, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA Zurich Aggregator, L.P.
By:	SL Alpine II Aggregator GP, L.L.C., its general partner
By:	Silver Lake Alpine Associates II, L.P., its managing member
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Zurich GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine II Aggregator GP, L.L.C.
By:	Silver Lake Alpine Associates II, L.P., its managing member
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates II, L.P.
By:	SLAA II (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA II (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Class A Common Stock of the Issuer or has engaged in any transactions in Class A Common Stock in the previous 60 days, except that Mr. Osnoss beneficially owns 8,675 shares of Common Stock received upon vesting of an equal number of restricted stock units, as further described in Item 6 of the Schedule 13D.